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                                                                  Exhibit (b)(1)

December 14, 2000

Confidential
------------

Mr. James Bazet
President/CEO
Cobra Electronics Corporation
6500 West Cortland Street
Chicago, Illinois 60707

Re:      $85 Million Secured Financing Proposal
         --------------------------------------

Dear Mr. Bazet:

General Electric Capital Corporation ("GE Capital"), LaSalle Bank National Association, ("LaSalle"), and BT Commercial Corporation (BTCC) are pleased to express our collective interest in providing up to $85.0 million of Credit Facilities (the "Financing"). The Financing will be utilized to support: (i) Cobra Electronics Corporation's ("Cobra") proposed acquisition of 100% of the capital stock of Lowrance Electronics, Inc. ("Lowrance"); (ii) repayment in full of certain indebtedness of Lowrance and Cobra; and (iii) the ongoing working capital of Cobra and Lowrance (collectively the "Transaction").

The Financing will consist of: an $85MM Senior Secured Credit Facility ("the Senior Facility") consisting of $65MM Senior Secured Revolving Credit Facility with a borrowing base ("the Revolver") and a $20MM Senior Secured Term Loan ("the Term Loan").

Please understand that this letter does not constitute a commitment or undertaking to provide financing. Such a commitment would be subject to, but not limited to, final due diligence, formal credit approval, Cobra's procurement of subordinated debt acceptable to Agents, and final documentation.

                           SUMMARY OF PROPOSED TERMS
                           -------------------------

BORROWERS                           Cobra Electronics Corporation and Lowrance
---------                           Electronics, Inc.

AGENTS                              LaSalle as Administrative Agent, GE Capital
------                              as Collateral Agent, and BTCC as Syndication
                                    Agent (collectively, the "Agents").

LENDERS                             LaSalle, GE Capital, BTCC, and other lenders
-------                             acceptable to the Agents.

SENIOR FACILITY AMOUNT:             Up to $85 million.
----------------------

REVOLVING CREDIT FACILITY
-------------------------

AMOUNT                              Up to $65.0 million (including a Documentary
------                              Letter of Credit Subfacility of up to $25.0
                                    million). Documentary Letters of Credit
                                    would be issued by LaSalle, on terms
                                    acceptable to Agents, and would be
                                    guaranteed or otherwise backed by all
                                    Lenders.
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TERM                                The lesser of 5 years or 6 months prior to
----                                the first principal payment required under a
                                    subordinated debt agreement.

AVAILABILITY                        The sum of up to 75% of Borrower'S eligible
------------                        accounts receivable, up to 60% of Borrower's
                                    eligible inventory valued at the lower of cost (FIFO) or market, and up to 50% of Borrower's eligible finished goods inventory purchased utilizing Documentary Letters of
                                    Credit less reserves. Eligible inventory would exclude goods located in Mexico and Australia. Different advance rates on accounts receivable may be considered following completion of a field exam.

                                    The Agents would retain the right from time to time to establish advance rates, determine standards of eligibility, and reserve against availability. The face amount of all letters of credit under the Documentary Letter of Credit Subfacility would be reserved in full against availability.

TERM LOAN
---------

AMOUNT                              Up to $20.0 million.
------

TERM                                The lesser of 5 years or 6 months prior to
----                                the first principal payment required under a
                                    subordinated debt agreement.

AUTHORIZATION                       Quarterly amortization as follows:
-------------
                                           Quarters          Quarterly Payment
                                           --------          -----------------
                                              1-4                 $750,000
                                              5-8                 $750,000
                                             9-12               $1,000,000
                                            13-16               $1,250,000
                                            17-20               $1,250,000

                                    If the Revolving Credit Facility were
                                    terminated, the Term Loan would immediately be due and payable in full.

GENERAL TERMS
-------------

USE OF PROCEEDS                     Financing of the Transaction.
---------------

INTEREST                            At Borrower's option, either (i) absent a
--------                            default, 1, 2, or 3-month reserve-adjusted
                                    LIBOR plus the Applicable LIBOR Margin(s) or
                                    (ii) floating at the Index Rate (higher of Prime or 50 basis points over Fed Funds) plus the Applicable Index Margin.

                                    Interest would be payable monthly in arrears
                                    (except LIBOR) and calculated on the basis of a 360-day year and actual days elapsed. LIBOR mechanics and breakage fees will be contained in the definitive loan documentation.

APPLICABLE MARGINS                  The following Applicable Margins would apply
------------------                  so long as any loan remains outstanding:

                                    Applicable Index Margin               0.875%
                                    Applicable LIBOR Margin               3.250%
                                    Applicable Documentary L/C Margin     1.625%
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                                    Performance-based pricing grid to be
                                    negotiated (to become effective on first anniversary of closing date).

FEES                                The Closing Fee will equal 2.00% of the
----                                Amount. The Closing Fee would be payable in
                                    two installments. One-half would be due and payable upon signing of a Commitment Letter.
                                    The remaining one-half would be due and
                                    payable on the Closing Date.

                                    Applicable Documentary Letter of Credit Fee will equal the Applicable Documentary L/C Margin (calculated on the basis of a 360-day year and actual days elapsed) on the face amount of the letters of credit, payable monthly in arrears, plus any charges assessed by the issuing bank.

                                    Unused Facility Fee of 0.50% (calculated on the basis of a 360-day year and actual days elapsed) on the average unused daily balance of the Revolver, payable monthly in arrears.

                                    Annual Agents' Fee of $50,000 per annum, payable annually in advance on the closing date and on each anniversary thereof.

DEFAULT RATES                       Default interest and letter of credit fees
-------------                       at 2.0% above the rate otherwise applicable.

VOLUNTARY PREPAYMENTS               Prepayment premium, payable in the event
---------------------               that Borrower voluntarily defaults or
                                    terminates the Revolving Credit Facility or prepays the Term Loan prior to the second anniversary of the Closing Date, in an amount equal to the committed amount of the Revolving Credit Facility and/or the amount being prepaid on the Term Loan, as appropriate, multiplied by 1.5% if during the first year following the closing date and 0.5% if during the second year following the closing date.

SECURITY                            Fully perfected first priority security
--------                            interest in all existing and after-acquired
                                    assets of Borrowers and of its subsidiaries, if any, (including any insurance or other proceeds). All collateral would be free and clear of other liens, claims and encumbrances. In addition, a pledge of all of the issued and outstanding capital stock of Borrowers' subsidiaries. Each Borrower would guarantee the other. Also, cross-default/cross-collateralization provisions would be required.

MANDATORY PREPAYMENTS               Customary mandatory prepayment upon
---------------------               disposition of assets, upon sale of equity
                                    or issuance of debt, and for 65% of annual excess cash flow (to be defined).

SYNDICATION:                        Agents may initiate discussion with
-----------                         potential lenders regarding their
                                    participation in this Financing. Agents will not require syndication of the Transaction prior to closing.

                                    Borrowers acknowledge and agree that Agents will syndicate the Senior Facility prior to or after closing based on the pricing, structure, terms and amount referenced herein. If, on or prior to the time of syndication, the Agents determine that they will not be able to sell down the transaction to Agents' desired hold levels, then the Agents reserve the right, after consultation with the Borrowers, to adjust the Applicable Margin by up to 0.75% in order to effect a successful syndication.

                                    The Agents will syndicate the transaction with the assistance of Borrowers and Borrowers' management. Such assistance will include; but not be limited to: (i) prompt assistance in the preparation of an Information Memorandum and verification of the accuracy and completeness of the information contained therein; (ii) preparation of other materials and projections by Borrowers' and its advisors taking into account the proposed Transaction; and (iii) participation of Borrowers' senior management in meetings and conference calls with potential lenders and rating agencies, if applicable, at such times and places as the Agents may reasonably request.

                                    The Agents reserve the right to provide to industry trade organization information necessary and customary for inclusion in league table measurements.


OTHER TERMS AND CONDITIONS          (All to be acceptable to the Agents)
--------------------------

     . Cobra's procurement of at least $15 million of subordinated debt with terms and conditions that are satisfactory to Agents.

     . Satisfactory completion of all business, environmental and legal due diligence (including compliance with federal margin regulations), environmental audits, appraisals and field exam.

     . Corporate structure, capital structure, other debt instruments, material contracts, and governing documents of Borrowers and its affiliates, and tax effects resulting from Transaction to be acceptable.

     .   Acquisition structures and terms to be otherwise acceptable to Agent.

     . Total Funded Senior Debt (including Capital Leases) at closing not to exceed 2.75x trailing twelve month EBITDA for Cobra and Lowrance.

     .   Minimum excess collateral availability at closing of $8 million.

     .   Transaction to close no later than January 31, 2001.

     .   Acceptable final documentation.

     .   Financial covenants to be determined.

     .   Cash Management System to be acceptable to the Agents.

     .   Lender syndication/assignment rights.

     . As of the closing date, there will have been: (i) since Borrowers, last audited financial statements, no material adverse change, individually or in the aggregate, in the business, financial or other condition of any Borrower or the Borrowers taken as a whole, the industry in which any Borrower operates, or the collateral which will be subject to the security interest granted to the Agents or in the prospects or projections of any Borrower or the Borrowers taken as a whole, (ii) no litigation commenced which, if successful, would have a material adverse impact on any Borrower or the Borrowers taken as a whole, its or their business or ability to repay the loans, or which would challenge the transactions under consideration, (iii) since Borrowers' last audited financial statements, no material increase in the liabilities, liquidated or contingent, of any Borrower or the Borrowers taken as a whole; and (iv) since the date hereof, no change in loan syndication, financial or capital market conditions generally that in Agents' judgment would materially impair syndication of the financing.

     .   Governing law: Illinois

The preceding summary of proposed terms and conditions is not intended to be all-inclusive. Any terms and conditions that are not specifically addressed above would be subject to future negotiations. Moreover, by signing this letter, all parties acknowledge that: (i) this letter is not a binding commitment on the part of any person to provide or arrange for financing on the terms and conditions set forth herein or otherwise; (ii) any such commitment on the part of the Agents would be in a separate written instrument signed by the Agents following satisfactory completion of the Agents' due diligence, internal review and approval process, including approval by the Agents' senior management (which approvals have not yet been sought or obtained); (iii) this letter supersedes any and all discussions and understandings, written or oral, between or among the Agents and any other person as to the subject matter hereof; and (iv) the Agents may, at any level of its approval process, decline any further consideration of the Financing and terminate its approval process.

Except as required by law, neither this letter nor its contents will be disclosed publicly or privately except to those individuals who are your officers, employees or advisors who have a need to know as a result of being involved in the Financing and then only on the condition that such matters may not be further disclosed. No one shall, except as required by law, use the name of, or refer to, the Agents, or any of its affiliates in any correspondence, discussions, advertisement or disclosure made in connection with the Financing without the prior consent of the Agents.

Regardless of whether the Financing is approved or closes, Borrower agrees to
(i) pay to the Agents all out-of-pocket expenses (including all reasonable legal, environmental, and other consultant costs and fees incurred in the preparation of this letter, evaluation of and documenting of the Financing, and also including a field examination fee of $650 per diem plus actual out-of-pocket expenses in connection with the conduct of the Agents' field audit), and
(ii) indemnify and hold the Agents, their affiliates, and the directors, officers, employees, and representatives of any of them, harmless from and against all claims, expenses (including, but not limited to, attorneys' fees), damages, and liabilities of any kind which may be incurred by, or asserted against, any such person in connection with, or arising out of, this letter, any financing related thereto, and any investigation, litigation, or proceeding related to any such matters. Under no circumstances shall the Agents or any of their affiliates be liable for any punitive, exemplary, consequential or indirect damages that may be alleged to result from this letter, or the Financing or any other financing.

So that we may begin our due diligence and field audit, please sign and return this letter, along with your underwriting deposit of $75,000 before December 20, 2000. The Agents will charge the underwriting deposit for fees and expenses to be reimbursed as outlined above. If the Agents should provide a commitment and close the Financing, your remaining underwriting deposit (net of fees and expenses) would be applied toward remaining Closing Fees due at closing. If the Agents should not provide a commitment substantially on these terms or otherwise acceptable to you (for any reason other than your acceptance of financing from another lender or your termination of the Agents' efforts hereunder), then the balance of the underwriting deposit (net of fees and expenses) shall be returned. In all other circumstances, the Agents will retain the remaining underwriting deposit.

Sincerely,


GE CAPITAL COMMERCIAL                      LASALLE BANK NATIONAL ASSOCIATION
FINANCE

/s/ Richard R. Rodgers                     /s/ Steven M. Marks
----------------------                     -------------------
Richard R. Rodgers                         Steven M. Marks
Senior Vice President                      First Vice President

BT COMMERCIAL CORPORATION                  COBRA ELECTRONICS CORPORATION

/s/ Anthony F. DeMonte                     /s/ James R. Bazet
----------------------                     ------------------
Anthony F. DeMonte                         James R. Bazet
Director                                   President and Chief Executive Officer